UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sunterra Corporation

(Name of Subject Company (Issuer))

Sunterra Corporation

(Name of Filing Person (Offeror))

3 3/4 % Senior Subordinated Convertible Senior due 2024

(Title of Class of Securities)

86787DAC3

(CUSIP Numbers of Class of Securities)

Frederick C. Bauman

Sunterra Corporation

3865 West Cheyenne Avenue

North Las Vegas, Nevada 89032

(702) 804-8600

Copy to:

Jeffrey C. Soza

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLP

10250 Constellation Boulevard, 19th Floor

Los Angeles, California 90067

(310) 556-3000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$75,632,000	$2,322

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the aggregate outstanding principal amount of the 3 3/4% Senior Subordinated Notes due 2024.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended equals $30.70 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Sunterra Corporation, a Maryland corporation (the “Company”), and relates to the offer by the Company to purchase for cash all of its outstanding 3 3/4% Senior Subordinated Convertible Notes due 2024 (the “Notes”), upon the terms and subject to the conditions set forth in: (1) the Indenture dated as of March 29, 2004 and as subsequently supplemented (as supplemented, the “Indenture”), by and between the Company and Wells Fargo Bank, National Association, as Trustee (the “Trustee”); (2) the Notes; (3) the Offer to Purchase dated May 24, 2007 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Offer to Purchase”); (4) the related Letter of Transmittal filed herewith as Exhibit (a)(1)(B) (as it may be supplemented or amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”); and (5) the related offering materials filed as Exhibits (a)(1)(C) to (D) to this Schedule TO. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

The Offer will expire at 5:00 p.m., New York City time, on June 22, 2007, unless the Offer is extended by the Company. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Exchange Act.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    Name and Address.    The name of the issuer is Sunterra Corporation, a Maryland corporation . The address and telephone number of the Company’s principal executive offices is 3865 West Cheyenne Avenue, North Las Vegas, Nevada 89032, (702) 804-8600. The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Information Concerning the Company” is incorporated herein by reference.

(b)    Notes.    This Schedule TO relates to the offer by the Company to purchase all of the outstanding Notes. The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Information Concerning the Notes and the Offer” is incorporated herein by reference. As of May 23, 2007, there was approximately $75.6 million in aggregate principal amount of the Notes outstanding. Additionally, as a result of the merger on April 27, 2007 (the “Merger”) between the Company and DRS Acquisition Corp., a Maryland corporation, there were one hundred shares of the Company’s common stock, $0.01 par value per share (“Common Stock”), outstanding, all of which are owned by Diamond Resorts Holdings, LLC, a Nevada limited liability company.

(c)    Trading Market and Price.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Information Concerning the Notes and the Offer– Market for the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)    Name and Address.    The information set forth under Item 2(a) above is incorporated herein by reference. In addition, the information set forth in Schedule A in the Offer to Purchase is incorporated herein by reference. The Offer is an issuer tender offer and accordingly, the Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a)    Material Terms.    The information set forth in the Offer to Purchase under “Summary Term Sheet” and the following sections under “Important Information Concerning the Offer” are incorporated herein by reference: “Information Concerning the Notes and the Offer,” “Procedures to be Followed by Holders Electing to Surrender Notes for Purchase,” “Right of Withdrawal,” “Payment for Surrendered Notes,” “Notes Acquired,” “Legal Maters; Regulatory Approvals,” “Prohibition of Purchases of Notes by the Company and Its Affiliates,” “Material United States Income Tax Considerations,” “Solicitations,” “Definitions” and “Conflicts.”

(b)    Purchases.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company” is incorporated herein by reference. To the Company’s knowledge, none of the Notes will be purchased from any officer, director or affiliate of the Company.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)    Agreements Involving the Subject Company’s Notes.    The Notes are governed by the Indenture. The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Information Concerning the Notes and the Offer” is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.

(a)    Purposes.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Information Concerning the Notes and the Offer—The Company’s Obligation to Purchase the Notes Upon a Change in Control” is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Notes Acquired” is incorporated herein by reference.

(c)    Plans.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Plans or Proposals of the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Payment for Surrendered Notes” and “Sources and Amount of Funds” are incorporated herein by reference.

(b)    Conditions.    Not applicable.

(d)    Borrowed Funds.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Sources and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Notes of the Subject Company.

(a)    Securities Ownership.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company” is incorporated herein by reference. To the knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Section 1008(a) of Regulation M-A.

(b)    Securities Transactions.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Its Affiliates” and “Important Information Concerning the Offer—Prohibition of Purchases of Notes by the Company and its Affiliates” are incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Fees and Expenses” and “Important Information Concerning the Offer—Solicitations” are incorporated herein by reference.

Item 10.	Financial Statements.

(a)    Financial Information.    The Company believes that its financial condition is not material to a holder’s decision whether to sell the Notes to the Company because, among other reasons, the consideration being paid to the holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions and the Offer is for all outstanding Notes.

(b)    Pro Forma Information.    Not applicable.

Item 11.	Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.    Not applicable.

(1)	Not applicable.
(2)	The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Fees and Expenses” and “Important Information Concerning the Offer—Solicitations” are incorporated herein by reference.
(3)	Not applicable.
(4)	Not applicable.
(5)	Not applicable.

(b)    Other Material Information.    None.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated May 24, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Notice of Withdrawal. *

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 24, 2007.*

(a)(1)(F)	Letter to Clients dated May 24, 2007.*

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(b)(1)	First Lien Credit Agreement, dated as of April 26, 2007, among Sunterra Corporation, Diamond Resorts Holdings, LLC, Diamond Resorts Parent, LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders parties thereto.*

(b)(2)	Second Lien Credit Agreement, dated as of April 26, 2007, among Sunterra Corporation, Diamond Resorts Holdings, LLC, Diamond Resorts Parent, LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders parties thereto.*

(b)(3)	First Amendment to First Lien Credit Agreement, dated as of May 21, 2007, among Sunterra Corporation, Diamond Resorts Holdings, LLC, Diamond Resorts Parent, LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders parties thereto.*

Exhibit Number	Description
(b)(4)	First Amendment to Second Lien Credit Agreement, dated as of May 21, 2007, among Sunterra Corporation, Diamond Resorts Holdings, LLC, Diamond Resorts Parent, LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders parties thereto.*

(d)(1)	Indenture by and between Sunterra Corporation and Wells Fargo Bank, National Association dated as of March 29, 2004 (previously filed as Exhibit 10.15 to the Sunterra Quarterly Report on 10-Q for the period ended March 31, 2004 filed with the Securities and Exchange Commission on May 11, 2005 and incorporated herein by reference).

(d)(2)	First Supplemental Indenture, dated as of October 6, 2006, between Sunterra Corporation and Wells Fargo Bank, National Association, as trustee under the indenture referred to therein (previously filed as Exhibit 10.1 to the Sunterra Corporation Current Report on 8-K dated October 6, 2006).

(d)(3)	Second Supplemental Indenture, dated as of May 8, 2007, between Sunterra Corporation and Wells Fargo Bank, National Association, as trustee under the indenture referred to therein.*

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SUNTERRA CORPORATION

By:	/s/ Frederick C. Bauman
Name:	Frederick C. Bauman
Title:	Vice President, General Counsel and Secretary

Date: May 24, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated May 24, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Notice of Withdrawal. *

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 24, 2007.*

(a)(1)(F)	Letter to Clients dated May 24, 2007.*

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(b)(1)	First Lien Credit Agreement, dated as of April 26, 2007, among Sunterra Corporation, Diamond Resorts Holdings, LLC, Diamond Resorts Parent, LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders parties thereto.*

(b)(2)	Second Lien Credit Agreement, dated as of April 26, 2007, among Sunterra Corporation, Diamond Resorts Holdings, LLC, Diamond Resorts Parent, LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders parties thereto.*

(b)(3)	First Amendment to First Lien Credit Agreement, dated as of May 21, 2007, among Sunterra Corporation, Diamond Resorts Holdings, LLC, Diamond Resorts Parent, LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders parties thereto.*

(b)(4)	First Amendment to Second Lien Credit Agreement, dated as of May 21, 2007, among Sunterra Corporation, Diamond Resorts Holdings, LLC, Diamond Resorts Parent, LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders parties thereto.*

(d)(1)	Indenture by and between Sunterra Corporation and Wells Fargo Bank, National Association dated as of March 29, 2004 (previously filed as Exhibit 10.15 to the Sunterra Quarterly Report on 10-Q for the period ended March 31, 2004 filed with the Securities and Exchange Commission on May 11, 2005 and incorporated herein by reference).

(d)(2)	First Supplemental Indenture, dated as of October 6, 2006, between Sunterra Corporation and Wells Fargo Bank, National Association, as trustee under the indenture referred to therein (previously filed as Exhibit 10.1 to the Sunterra Corporation Current Report on 8-K dated October 6, 2006).

(d)(3)	Second Supplemental Indenture, dated as of May 8, 2007, between Sunterra Corporation and Wells Fargo Bank, National Association, as trustee under the indenture referred to therein.*

(g)	None.

(h)	None.

*	Filed herewith